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                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [ ] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: February 28, 1999                        +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |                  |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |                  |
For the Transition Period Ended: ________________________  +------------------+

+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
Manugistics Group, Inc.
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Full Name of Registrant

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Former Name if Applicable
2115 East Jefferson Street
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Address of Principal Executive Office (Street and Number)
Rockville, Maryland 20852
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

As previously announced in its press release dated April 7, 1999, which was filed on a Current Report on Form 8-K with the Securities and Exchange Commission ("Commission") on April 9, 1999, Manugistics Group, Inc. ("the Company") is in discussions with the staff of the Commission regarding certain accounting matters related to its acquisition of ProMIRA Software, Inc. ("ProMIRA") in the fiscal year ended February 28, 1998. The Company anticipates resolving these matters with the staff in the near future and believes that it is appropriate to attempt to resolve those issues prior to filing the Form 10-K for the fiscal year ended February 28, 1999. We anticipate filing the Form 10-K on or before June 16, 1999.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
     Peter Q. Repetti                    301                  984-5087
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that significant changes in its results of operations will be reflected by the earnings statements for the fiscal year ended February 28, 1999 as compared to the fiscal year ended February 28, 1998. The significant changes in the results of operations for fiscal year ended February 28, 1999, are primarily attributable to, among other factors, sales execution difficulties, certain external factors, and a restructuring charge announced in the Company's press release filed with the Commission on a Current Report on Form 8-K dated January 19, 1999.

The Company's direct sales force execution suffered from, among other factors, the rapid sales force expansion that occurred in the fourth quarter of fiscal 1998 and the first quarter of fiscal 1999, a territory re-alignment, changing to a vertical market organization of the sales force, and problems with the integration of the respective sales forces and products of ProMIRA and TYECIN Systems, Inc.

The Company believes that several external factors affected the Company's ability to generate license fee revenues, including new competitive forces, issues impacting clients and prospects such as the Year 2000 problem, and concerns with global economic conditions. These factors lengthened sales cycles as clients diverted budgets to accommodate testing and preparation for the Year 2000 and postponed licensing decisions. In addition, the Company's operating results during fiscal 1999 raised concerns with clients and prospects about the Company's financial viability. The Company believes that these concerns adversely affected the Company's ability to generate license fee revenues.

The changes in the Company's results of operations, which the Company anticipates reporting in the Form 10-K, were previously announced by the Company in its press release dated April 7, 1999, referred to above in Part III, as follows:

  Manugistics generated software license revenues of $15.2 million and total revenues of $40.5 million for the quarter ended February 28, 1999. The Company reported a proforma net loss for the quarter of $19.3 million or $0.72 per basic and diluted share (excluding the impact of a $33.1 million charge for restructuring and the deferred tax valuation allowance of $18.8 million), compared to proforma net income of $6.7 million or $0.27 per basic share and $0.25 per diluted share in the quarter ending February 28, 1998 (excluding the impact of a $47.3 million charge for purchased in-process research and development ("R&D") costs associated with the acquisition of ProMIRA Software, Inc. ("ProMIRA") in February 1998). The Company reported an actual net loss for the quarter ended February 28, 1999 of $71.2 million, or $2.66 per basic and diluted share, compared to a net loss of $21.9 million or $0.89 per basic and diluted share in the quarter ended February 28, 1998.
  . . . .
  Manugistics generated software license revenues of $73.8 million and total revenues of $177.6 million for the year ended February 28, 1999. The Company reported a proforma net loss for the year of $54.1 million or $2.05 per basic and diluted share (excluding the impact of $36.9 million in charges related to acquisition and restructuring expenses and the deferred tax valuation allowance of $4.0 million), compared to proforma net income of $15.4 million or $0.66 per basic share and $0.59 per diluted share for the year ending February 28, 1998 (excluding the impact of a $47.3 million charge for purchased in-process R&D costs associated with the acquisition of ProMIRA). The Company reported an actual net loss for the year ended February 28, 1999 of $96.1 million, or $3.64 per basic and diluted share, compared to a net loss of $13.2 million or $0.56 per basic and diluted share in the year ended February 28, 1998.

As a result of the announced focus by the Commission on in-process research and development accounting, the Commission is reviewing the $47 million in-process research and development charge recorded in conjunction with the Company's acquisition of ProMIRA in fiscal 1998. The Company had obtained a valuation of the in-process research and development charge from an independent third party appraiser of recognized standing and believes it appropriately accounted for the in-process research and development charge in accordance with generally accepted accounting principles. However, the Company cannot predict the outcome of the Commission's review or its impact on the results of operations previously reported by the Company for fiscal year 1998 or the results of operations previously announced by the Company for fiscal year 1999.

                            Manugistics Group, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 2, 1999                       By /s/ Peter Q. Repetti
    ------------------------------        --------------------------------------
                                          Peter Q. Repetti
                                          Senior Vice President and
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).